SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of March 2006

AIXTRON AKTIENGESELLSCHAFT

(Translation of registrant’s name into English)

Kackertstrasse

D-52072 Aachen

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

In accordance with General Instruction B, item (iii), attached herewith is the Annual Report to Shareholders (“Annual Report”) for Aixtron Aktiengesellschaft (the “Registrant” or “AIXTRON”)) for the fiscal year ended December 31, 2005 in respect of the Registrant and its subsidiaries on a consolidated basis.

This Annual Report will be mailed by JPMorgan Chase Bank to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 23, 2006.

This Annual Report furnished pursuant to this Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Registrant's Registration Statement on Form S-8 (No.333-122624) and to be a part of such prospectuses from the date of the filing thereof.

Certain statements in this Annual Report furnished pursuant to this Form 6-K may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in the Annual Report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Attached and incorporated by reference in this Form 6-K is the following exhibit:

Exhibit No.	Description
99.1	2005 Annual Report

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul K. Hyland
	Name:	Paul K. Hyland
	Title:	President & CEO
Date: March 15, 2006

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO

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